

May 23, 2014

<u>Via Facsimile</u>
Mr. Bradley E. Hughes
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

      Re: **Cooper Tire & Rubber Company**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 14, 2014
            File No. 1-4329

Dear Mr. Hughes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Accounting Branch Chief